VIA EDGAR

Carlos Ramirez

T: (858) 550-6157

cramirez@cooley.com

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Beta Bionics, Inc.

In connection with its Registration Statement on Form S-1 (File No. 333-284147)

January 10, 2025

U.S. Securities and Exchange Commission

Office of Industrial Applications and Services

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Julie Sherman

Jeanne Baker

Juan Grana

Lauren Nguyen

Re:	Beta Bionics, Inc.

Registration Statement on Form S-1

Filed January 6, 2025

File No. 333-284147

Ladies and Gentlemen:

On behalf of Beta Bionics, Inc. (the “Company”), we submit this supplemental letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated October 10, 2024 (the “Initial Comment Letter”) relating to the Company’s Registration Statement on Form S-1, originally confidentially submitted to the Commission on September 13, 2024, resubmitted to the Commission on October 25, 2024, November 22, 2024 and December 13, 2024, and filed with the Commission on January 6, 2025 (the “Registration Statement”). This supplemental letter addresses comment 24 of the Initial Comment Letter.

Because of the commercially sensitive nature of certain information contained herein, this supplemental letter is accompanied by the Company’s request for confidential treatment for selected portions of this supplemental letter. The Company has filed separate correspondence with the Office of Freedom of Information and Privacy Act Operations in connection with its confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designated as [***]. For the Staff’s reference, we have enclosed a copy of the Company’s correspondence to the Office of Freedom of Information and Privacy Act Operations, as well as an unredacted copy of this supplemental letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we have recited the prior comment from the Initial Comment Letter in italicized type and have followed the comment with the Company’s response.

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January 10, 2025

Page Two

24.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances, and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff regarding how to submit your response.

The Company’s discussion of its accounting for stock-based compensation is primarily contained within the sections of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation” and “—Determination of Fair Value of Our Class B Common Stock and Series C Convertible Preferred Stock” appearing on pages 131 to 134 of the Registration Statement. The Company advises the Staff that shares of the Company’s Class B common stock will be converted into shares of the Company’s common stock (on a one-to-one basis) immediately prior to the closing of the initial public offering (“IPO”), and such shares are referred to herein as “common stock”.

The Company submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of the shares of common stock underlying its outstanding equity awards and the reasons for the difference between the recent valuations of the common stock and the estimated offering price for the IPO.

Estimated Preliminary IPO Price Range

The Company advises the Staff that it preliminarily estimates a price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) of the Company’s common stock for its IPO. The Preliminary Price Range does not reflect the impact of a reverse stock split of its common stock (currently anticipated to be at a ratio of 1-for- [***]), which reverse stock split will be effected prior to the filing of and reflected in an amendment to the Registration Statement taking place before the commencement of the road show. On a post-reverse stock split basis, the Preliminary Price Range is estimated to be $[***] to $[***] per share. The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO, with no weighting attributed to any other outcome for the Company’s business, such as remaining as a privately held company or being sold in a change of control transaction.

As is typical in IPOs, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined through discussions among the board of directors of the Company (the “Board”), management of the Company and the lead underwriters for its IPO. Among the factors that were considered in estimating the Preliminary Price Range were the following:

•	the Company’s financial position and prospects;

•	prospects of the medical device industry;

•	an analysis of the typical valuation ranges seen in recent IPOs for comparable companies in the Company’s industry;

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	feedback from potential investors following “testing the waters” meetings that occurred between September 2024 and December 2024;

•	input received from BofA Securities, Inc., Piper Sandler & Co. and Leerink Partners LLC, the lead underwriters (the “Representatives”) for the IPO; and

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•	the recent financial performance of IPOs of companies in the industry in which the Company operates.

The Company will include a narrower bona fide price range of the common stock, as adjusted for the reverse stock split, in an amendment to the Registration Statement that will precede the commencement of the Company’s road show. The parameters of the bona fide price range will be subject to then-current market conditions, continuing discussions with the Representatives, and volatility in the securities markets, including, in particular, the volatility experienced in the market by recent IPO issuers. However, the Company believes that the foregoing Preliminary Price Range will not be subject to significant change. In any event, the Company confirms to the Staff that the bona fide price range will comply with Item 501(b)(3) of Regulation S-K and CD&I 134.04.

Summary of Recent Equity Awards

From January 1, 2024 to date, the Company has issued the following stock option awards to its employees, consultants and members of its Board:

Grant Date	Number of Shares Underlying Equity Awards	Exercise Price Per Share		Estimated Common Stock Fair Value Per Share on Date of Grant
January 1, 2024	60,000	$4.32		$4.32
February 1, 2024	33,000	$4.32		$4.32
March 21, 2024	849,000	$4.32		$4.32
June 18, 2024	507,750	$4.87		$4.87
September 30, 2024	292,767	$5.45	(1)	$5.45	(1)
December 9, 2024	76,500	$5.56		$5.56

(1)

At the time of this option grant, the Board determined the fair value of the Company’s common stock after taking into account the Company’s most recently available contemporaneous third-party valuation of its common stock, the June 2024 Valuation (as defined below), as of such grant date, and other objective and subjective factors as appropriate. At a later date, the Board obtained the September 2024 Valuation (as defined below), which resulted in a fair market value of $5.56 as compared to $5.45. The difference in the estimated common stock fair value per share is immaterial.

On December 9, 2024, the Board approved the grant of options to purchase 1,778,593 shares of the Company’s common stock to the Company’s executive officers, which will become effective upon the execution and delivery of the underwriting agreement for the Company’s IPO, with an exercise price that is equal to the IPO price.

Historical Determination of Common Stock Fair Value and Methodology

Overview

As described in the Registration Statement, as there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock historically has been determined by the Board, as of the date of each option grant, with input from management, considering the Company’s most recently available third-party valuations of its common stock as well as the Board’s assessment of additional objective and subjective factors that the Board believed were relevant and which may have

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Page Four

changed from the date of the most recent third-party valuation through the date of the grant. The third-party valuations of the Company’s common stock that the Board considered in making its determinations were prepared in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”), which prescribes several valuation approaches for determining the value of an enterprise, such as the income approach, market approach and asset/cost approach, and various methodologies for allocating the value of an enterprise to its capital structure and specifically its common stock.

The Board considered various objective and subjective factors to determine the fair value of the Company’s common stock as of each grant date, including:

•

the prices at which the Company sold shares of its convertible preferred stock to outside investors in arms-length transactions, and the superior rights, preferences and privileges of the convertible preferred stock relative to the common stock at the time of each grant;

•	the progress of the Company’s research and development and commercialized programs, including their stages of development;

•	the Company’s business strategy;

•	the Company’s operating and financial performance;

•	the lack of liquidity of the Company’s common stock;

•	trends in the broader economy and the medical device industry;

•	the likelihood of achieving a liquidity event for the Company’s securityholders, such as an IPO or a sale of the company;

•	prevailing market conditions, the hiring of key personnel and the experience of management; and

•	the analysis of IPOs and the market performance of peer companies in the medical device industry, as well as completed mergers and acquisitions of public peer companies.

Allocation Method

In accordance with the Practice Aid, the Company considered the following methods for allocating the enterprise value across its classes and series of capital stock to determine the estimated fair value of the common stock at each valuation date.

•

Current Value Method (“CVM”). Under the CVM, once the fair value of the enterprise is established, the value is allocated to the various series of preferred and common stock based on their respective seniority, liquidation preferences or conversion values, whichever is greatest. The current value method was not utilized in the analysis based on the possibility of the Company pursuing an initial public offering.

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U.S. Securities and Exchange Commission

January 10, 2025

Page Five

•

Option Pricing Method (“OPM”). The OPM estimates the value of the common stock using the various inputs in the Black-Scholes option pricing model. The OPM treats the rights of the holders of common stock as equivalent to that of call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of the Company’s convertible preferred stock (including convertible preferred stock warrants), as well as their rights to participation, and the stock prices of the outstanding options. Thus, the value of the common stock can be determined by estimating the value of its portion of each of these call option rights. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preference at the time of a liquidity event, such as a merger or sale.

•

Probability-Weighted Expected Return Method (“PWERM”). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to the Company, as well as the economic and control rights of each share class.

•

Hybrid Method (“Hybrid Method”). The Hybrid Method is a weighted-average method that combines both the OPM and PWERM. Weighting allocations are assigned to the OPM and PWERM methods factoring in possible future liquidity events.

Based on the Company’s early stage of development and commercialization, the difficulty in predicting the range of specific outcomes (and their likelihood), and other relevant factors, the OPM allocation method was considered most appropriate for valuations prior to December 31, 2023. For valuations prepared as of and after December 31, 2023, the Hybrid Method was used, including for the independent third-party valuations of the common stock as of December 31, 2023 (the “December 2023 Valuation”), March 31, 2024 (the “March 2024 Valuation”), June 30, 2024 (the “June 2024 Valuation”) and September 30, 2024 (the “September 2024 Valuation” and together with the December 2023 Valuation, the March 2024 Valuation and the June 2024 Valuation, the “Valuations”), as discussed below. Using PWERM, the Hybrid Method incorporated two scenarios: (1) a stay-private scenario where the allocation of total equity value was performed using the OPM, and (2) an IPO scenario where all outstanding shares of the Company’s convertible preferred stock were assumed to be mandatorily converted into shares of common stock. In the IPO scenario, the Company assumed that all outstanding shares of its convertible preferred stock and all the Company’s outstanding warrants would be converted into shares of common stock. In addition, given the common stock represents a non-marketable equity interest in a private enterprise, an adjustment to the preliminary value estimates had to be made in the Hybrid Method to account for the lack of liquidity that a stockholder experiences. This adjustment is commonly referred to as a discount for lack of marketability (“DLOM”).

Summary of Methodology Used by Valuation Date

Independent third-party valuations related to the stock option awards described above were performed as of the following dates using the following methodology:

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U.S. Securities and Exchange Commission

January 10, 2025

Page Six

Valuation Date	Allocation Method	Estimated Value per Share of Common Stock
December 31, 2023	Hybrid (OPM/PWERM)	$4.32
March 31, 2024	Hybrid (OPM/PWERM)	$4.87
June 30, 2024	Hybrid (OPM/PWERM)	$5.45
September 30, 2024	Hybrid (OPM/PWERM)	$5.56

At each grant date, the Board evaluated any recent events and their potential impact on the estimated fair value per share of the common stock. The Board determined the estimated fair value of the common stock on the date of grant taking into consideration the most recent valuation report as well as other pertinent information available to it at the time of the grant.

December 2023 Valuation – January 1, 2024, February 1, 2024 and March 21, 2024

On January 1, 2024, February 1, 2024 and March 21, 2024, the Board granted options to purchase 60,000, 33,000 and 849,000 shares of common stock, respectively, with an exercise price of $4.32 per share.

In determining the fair value of the Company’s common stock, the Board considered a number of factors, including but not limited to the December 2023 Valuation and relevant business conditions and the Company’s financial position. In considering valuation approaches for the December 2023 Valuation, the Company estimated the fair value of the common stock by using the Hybrid Method.

For the stay-private scenario, the Company estimated the fair value of the common stock by using the OPM. For the OPM, the Black-Scholes model was used to determine the implied total equity value of the Company. After discounting to present value based on a discount rate of [***]%, the estimated equity value under this scenario of $[***] million, which includes $[***] million in cash and cash equivalents, was derived from the income approach using the discounted cash flow method. The OPM was then used to allocate estimated equity value to the Company’s common stock, assuming a liquidity event in [***] years. The analysis applied a risk-free interest rate of [***]%, based on interpolation of applicable treasury rates, an equity volatility rate of [***]%, based on the volatility rates of certain comparable public companies, and a DLOM of [***]%, based on a Finnerty Put Option Model. The resulting fair value of common stock was $[***] per share for the stay-private scenario on a non-marketable basis as of December 31, 2023.

For the IPO scenario, after discounting to present value based on a discount rate of [***]%, management estimated that the IPO equity value for the Company would be approximately $[***] million, which applied a revenue multiple of [***] to the Company’s forward twelve-month revenue forecast. The revenue multiple was derived from a selected group of public companies, including relevant companies to which the Company was expected to be compared to with respect to size, risk, growth and margins. After applying a [***]% DLOM based on a Finnerty Put Option Model, assuming a liquidity event in [***] years, and discounting to the present value, the resulting fair value of common stock was $[***] per share for the IPO scenario on a non-marketable basis as of December 31, 2023.

Based on management’s estimates, the stay-private scenario was assigned a probability of [***]% and the IPO scenario was assigned a probability of [***]%. In selecting these probabilities, consideration was given to the fact that as of the December 31, 2023, the Company was still engaged in the early stages of its IPO process, and significant company-specific risk remained surrounding the commercial success of the iLet, which was launched in May 2023, among other systemic risks in the medical device industry and markets. These probabilities were applied to the respective fair values under each scenario to determine a reassessed fair value of the common stock as of December 31, 2023 of $4.32 per share utilizing the Hybrid Method.

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Page Seven

The Board determined that the estimated fair value of common stock set forth in the December 2023 Valuation continued to be representative of the fair value of common stock as of each of January 1, 2024, February 1, 2024 and March 21, 2024.

March 2024 Valuation – June 18, 2024 Grant

On June 18, 2024, the Board granted options to purchase 507,750 shares of common stock with an exercise price of $4.87 per share. In determining the fair value of the Company’s common stock, the Board considered a number of factors, including but not limited to the March 2024 Valuation and relevant business conditions and the Company’s financial position. In considering valuation approaches for the March 2024 Valuation, the Company estimated the fair value of the common stock by using the Hybrid Method.

For the stay-private scenario, the Company estimated the fair value of the common stock by using the OPM. For the OPM, the Black-Scholes model was used to determine the implied total equity value of the Company. After discounting to present value based on a discount rate of [***]%, the estimated equity value under this scenario of $[***] million, which includes $[***] million in cash and cash equivalents, was derived from the income approach using the discounted cash flow method. The OPM was then used to allocate estimated equity value to the Company’s common stock, assuming a liquidity event in [***] years. The analysis applied a risk-free interest rate of [***]%, based on interpolation of applicable treasury rates, an equity volatility rate of [***]%, based on the volatility rates of certain comparable public companies, and a DLOM of [***]%, based on a Finnerty Put Option Model. The resulting fair value of common stock was $[***] per share for the stay-private scenario on a non-marketable basis as of March 31, 2024.

For the IPO scenario, after discounting to present value based on a discount rate of [***]%, management estimated that the IPO equity value for the Company would be approximately $[***] million, which applied a revenue multiple of [***] to the Company’s 12 month forecasted revenue. The revenue multiple was derived from a selected group of public companies, including relevant companies to which the Company was expected to be compared to with respect to size, risk, growth, and margins. After applying a [***]% DLOM based on a Finnerty Put Option Model, assuming a liquidity event in [***] year, and discounting to the present value, the resulting fair value of common stock was $[***] per share for the IPO scenario on a non-marketable basis as of March 31, 2024.

Based on management’s estimates, the stay-private scenario was assigned a probability of [***]% and the IPO scenario was assigned a probability of [***]%. In selecting these probabilities, consideration was given to the fact that as of the March 31, 2024, the Company was continuing in its’ progress towards an IPO but still in the early stages and company-specific risk remained surrounding the commercial expansion of the iLet, among other systemic risks in the medical device industry and markets. These probabilities were applied to the respective fair values under each scenario to determine a reassessed fair value of the common stock as of March 31, 2024 of $4.87 per share utilizing the Hybrid Method.

The Board determined that the estimated fair value of common stock set forth in the March 2024 Valuation continued to be representative of the fair value of common stock as of June 18, 2024.

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June 2024 Valuation – September 30, 2024 Grant

On September 30, 2024, the Board granted options to purchase 292,767 shares of common stock, respectively, with an exercise price of $5.45 per share. In determining the fair value of the Company’s common stock, the Board considered a number of factors, including but not limited to the June 2024 Valuation and relevant business conditions and the Company’s financial position. In considering valuation approaches for the June 2024 Valuation, the Company estimated the fair value of the common stock by using the Hybrid Method.

For the stay-private scenario, the Company estimated the fair value of the common stock by using the OPM. For the OPM, the Black-Scholes model was used to determine the implied total equity value of the Company. After discounting to present value based on a discount rate of [***]%, the estimated equity value under this scenario of $[***] million, which includes $[***] million in cash and cash equivalents, was derived from the income approach using the discounted cash flow method. The OPM was then used to allocate estimated equity value to the Company’s common stock, assuming a liquidity event in [***] years. The analysis applied a risk-free interest rate of [***]%, based on interpolation of applicable treasury rates, an equity volatility rate of [***]%, based on the volatility rates of certain comparable public companies, and a DLOM of [***]%, based on a Finnerty Put Option Model. The resulting fair value of common stock was $[***] per share for the stay-private scenario on a non-marketable basis as of June 30, 2024.

For the IPO scenario, after discounting to present value based on a discount rate of [***]%, management estimated that the IPO equity value for the Company would be approximately $[***] million, which applied a revenue multiple of [***] to the Company’s 12 month forecasted revenue. The revenue multiple was derived from a selected group of public companies, including relevant companies to which the Company was expected to be compared to with respect to size, risk, growth, and margins. After applying a [***]% DLOM based on a Finnerty Put Option Model, assuming a liquidity event in [***] months, and discounting to the present value, the resulting fair value of common stock was $[***] per share for the IPO scenario on a non-marketable basis as of June 30, 2024.

Based on management’s estimates, the stay-private scenario was assigned a probability of [***]% and the IPO scenario was assigned a probability of [***]%. In selecting these probabilities, consideration was given to the fact that as of the June 30, 2024, the Company continued to progress in the IPO readiness process, including the selection of its underwriters and its IPO counsel and the planning of its IPO organizational meeting, completed its audited financials for the year ended December 31, 2023 and entered into an exclusive collaboration and license agreement with Xeris Pharmaceuticals, Inc. These probabilities were applied to the respective fair values under each scenario to determine a reassessed fair value of the common stock as of June 30, 2024 of $5.45 per share utilizing the Hybrid Method.

The Board determined that the estimated fair value of common stock set forth in the June 2024 Valuation continued to be representative of the fair value of common stock as of September 30, 2024.

September 2024 Valuation – December 9, 2024 Grant

On December 9, 2024, the Board granted stock options to purchase 76,500 shares of common stock with an exercise price of $5.56 per share. In determining the fair value of the Company’s common stock, the Board considered a number of factors, including but not limited to the September 2024 Valuation and relevant business conditions and the Company’s financial position, including the anticipated sale and issuance of the Company’s Series E convertible preferred stock (“Series E financing”). Although the Series E financing did not close until November 2024, the Company was completing its negotiations with new and institutional investors who had expressed interest, and thus, the September 2024 Valuation appropriately takes into account the Series E financing, providing a supportable indication of the fair value of the Company’s common stock. For the September 2024 Valuation, the Company estimated the fair value of the common stock by using the Hybrid Method.

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Page Nine

For the stay-private scenario, the Company estimated the fair value of the common stock by using the OPM. For the OPM, the Black-Scholes model was used to determine the implied total equity value of the Company. The estimated equity value under this scenario of $[***] million was derived from the market approach using prior sales of company stock method. The OPM was then used to allocate estimated equity value to the Company’s common stock, assuming a liquidity event in [***] years. The analysis applied a risk-free interest rate of [***]%, based on interpolation of applicable treasury rates, an equity volatility rate of [***]%, based on the volatility rates of certain comparable public companies, and a DLOM (based on a Finnerty Put Option Model) of [***]%. The resulting fair value of common stock was $[***] per share for the stay-private scenario on a non-marketable basis as of September 30, 2024.

For the IPO scenario, after discounting to present value based on a discount rate of [***]%, management estimated that the IPO equity value for the Company would be approximately $[***] million, which applied a revenue multiple of [***] to the Company’s 12 month forecasted revenue. The revenue multiple was derived from a selected group of public companies, including relevant companies to which the Company was expected to be compared to with respect to size, risk, growth, and margins. After applying a [***]% DLOM based on a Finnerty Put Option Model assuming a liquidity event in [***] months, and discounting to the present value, the resulting fair value of common stock was $[***] per share for the IPO scenario on a non-marketable basis as of September 30, 2024.

Based on management’s estimates, the stay-private scenario was assigned a probability of [***]% and the IPO scenario was assigned a probability of [***]%. In selecting these probabilities, consideration was given to the fact that as of the September 30, 2024, the Company completed its organizational meeting on July 29, 2024 and its first confidential submission of its registration statement on Form S-1 on September 13, 2024, and proceeded to engage in pursuing IPO readiness and completing next steps in the IPO process. These probabilities were applied to the respective fair values under each scenario to determine a reassessed fair value of the common stock as of September 30, 2024 of $5.56 per share utilizing the Hybrid Method.

The Board determined that the estimated fair value of common stock set forth in the September 30, 2024 Valuation continued to be representative of the fair value of common stock as of December 9, 2024.

Difference between Recent Valuations Leading up to the IPO and Preliminary Price Range

The Company believes that the difference between the fair value of its common stock as of September 30, 2024 of $5.56 per share and the midpoint of the Preliminary Price Range provided above of approximately $[***] per share of its common stock is the result of the following factors and developments that occurred subsequent to September 30, 2024.

•

The Preliminary Price Range represents a future price for the common stock that, if issued in the Company’s planned IPO, would be immediately freely tradable in a public market, whereas the estimated fair values of the common stock using the Valuations represent an estimate of the fair value of the shares of common stock that were then illiquid, might never become liquid, might be for shares that are never publicly traded and, even if an IPO were to be successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO.

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Page Ten

•	The Preliminary Price Range is a bona fide estimate and the actual offering may be lower or higher than the actual price range.

•

The holders of the Company’s convertible preferred stock (including convertible preferred stock warrants) currently enjoy substantial economic rights and preferences over the holders of its shares of common stock, including the right to receive liquidation payments in preference to holders of shares of common stock, and with respect to the Company’s convertible preferred stock, the right to receive dividends prior to any dividends declared or paid on any shares of common stock of the Company. The Preliminary Price Range described assumes the conversion, on a share for share basis, of all of the Company’s convertible preferred stock and automatic net exercise of the Company’s warrants upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock and warrants results in a higher valuation of shares of common stock.

•

The successful completion of an IPO would strengthen the Company’s balance sheet, provide access to public equity and debt markets and provide a “currency” of publicly tradeable securities to enable the Company to make strategic acquisitions as the Board may deem appropriate, providing enhanced operational flexibility to potentially obtain regulatory clearance/approval for its products in development.

•

The Preliminary Price Range assumes a successful IPO in the near term with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company, being sold in a sale transaction or a liquidation of its assets in a dissolution scenario. The Company, in preparing its Valuations of shares of common stock, did account for these various outcomes, which inherently decreases the estimated fair value per share.

•	The advanced status of the SEC review of the Registration Statement, and the public filing of the Registration Statement on January 6, 2025.

•

As described in the Registration Statement, (i) the Company has continued to progress its commercialization effort of the iLet and research and development efforts, including the patch pump and bihormonal configuration of the iLet, (ii) the Company completed its Series E financing in November 2024, (iii) the Company promoted its Senior Vice President of Market Access to Chief Commercial Officer in September 2024 and (iv) the Company appointed three new directors between October 2024 and January 2025 in connection with preparing for the planned IPO.

•

The additional progress made by the Company in its planned IPO, including holding “testing the waters” meetings with potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended. Based. Based on feedback from these meetings, the Company has assessed that there is potential market demand for the Company’s securities and has estimated that the value of the Company’s securities, as determined by the public markets, would be at the midpoint of the Preliminary Price Range.

•

Recent market conditions used in the determination of the Preliminary Price Range after discussions with the lead underwriters, based on the current market environment and the supply and demand for such investment opportunities in the marketplace.

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U.S. Securities and Exchange Commission

January 10, 2025

Page Eleven

Based on the above analysis, the Company respectfully submits that the determination of the fair value of the shares of common stock for financial reporting purposes is appropriate. In addition, the Company will continue to update its disclosure for all equity-related transactions, if any, through the effective date of the Registration Statement.

*  *  *

Please contact me at (858) 550-6157 or Charles S. Kim at (858) 550-6049 with any questions or further comments regarding our response to the Staff’s Comment Letter.

Sincerely,

/s/ Carlos Ramirez

Carlos Ramirez

cc:	Sean Saint, Chief Executive Officer, Beta Bionics, Inc.

Stephen Feider, Chief Financial Officer, Beta Bionics, Inc.

Charles S. Kim, Cooley LLP

Mark Weeks, Cooley LLP

Nathan Ajiashvili, Latham & Watkins LLP

Ross McAloon, Latham & Watkins LLP

Matthew T. Bush, Latham & Watkins LLP

FOIA Confidential Treatment Requested by Beta Bionics, Inc.

Cooley LLP 10265 Science Center Drive San Diego, CA 92121-1117

t: (858) 550-6000 f: (858) 550-6420 cooley.com